# SEC Schedule 13G/A (Amendment No. 22) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The Estee Lauder Companies Inc., CIK 0001001250
CUSIP: 518439104
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 767 Fifth Avenue, New York, New York (NY), 10153
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001008088

## Reporting persons
- Gary M. Lauder: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 58,534; shared voting power 0; sole dispositive power 58,534; shared dispositive power 0; aggregate amount beneficially owned 58,534 (0.02% of the class)
  Comment: For Rows (5) through (9) and (11) of the cover page of this Schedule 13G, see Item 4

## Item 1. Issuer
Name of issuer: The Estee Lauder Companies Inc.
Address of issuer's principal executive offices: 767 Fifth Avenue New York , NY, 10153

## Item 2. Person Filing
Name of person filing: Gary M. Lauder (the "Reporting Person")
Address of principal business office or, if none, residence: 767 Fifth Avenue New York, NY 10153
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, the Reporting Person beneficially owned 58,534 shares of The Estee Lauder Companies Inc. (the "Issuer") Class Common Stock as follows: 5,234 shares of Class A Common Stock of the Issuer (the "Class A Common Stock") and 22,870 shares of Class B Common Stock, par value $0.1 per share, of the Issuer (the "Class B Common Stock"), as custodian under the New York Uniform Transfers to Minors Act for the benefit of Danielle Lauder, (ii) 5,234 shares of Class A Common Stock and 22,870 shares of Class B Common Stock as custodian under the New York Uniform Transfers to Minors Acts for the benefit of Rachel Lauder; and (iii) 2,326 shares of Class A Common Stock issuable pursuant to options held by the Reporting Person that are exercisable on, or within 60 days following, December 31, 2024.
Percent of class: The responses of the Reporting Person to Row (11) of the cover page of this Schedule 13G are incorporated herein by reference. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Restated Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person would beneficially own 58,534 shares of Class A Common Stock, which would constitute 0.03% of the number of shares of the Class A Common Stock outstanding.
Sole power to vote or to direct the vote: The response of the Reporting Person to Row (5) of the cover page of this Schedule 13G is incorporated herein by reference.
Shared power to vote or to direct the vote: The response of the Reporting Person to Row (6) of the cover page of this Schedule 13G is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The response of the Reporting Person to Row (7) of the cover page of this Schedule 13G is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The response of the Reporting Person to Row (8) of the cover page of this Schedule 13G is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Danielle Lauder, as the beneficiary of the 5,234 shares of Class A Common Stock and the 22,870 shares of Class B Common Stock held by the Reporting Person as custodian for her benefit under the New York Uniform Transfers to Minors Act, has the right to receive dividends from, or the proceeds from the sale of, such shares of Class A Common Stock and Class B Common Stock. Rachel Lauder, as the beneficiary of the 5,234 shares of Class A Common Stock and the 22,870 shares of Class B Common Stock held by the Reporting Person as custodian for her benefit under the New York Uniform Transfers to Minors Act, has the right to receive dividends from, or the proceeds from the sale of, such shares of Class A Common Stock and Class B Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholder's Agreement have agreed to vote in favor of the election of Leonard A. Lauder (or one of his sons) and Ronald S. Lauder (or one of his daughters) and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144. To the Reporting Person's knowledge, the aggregate number of shares subject to the Stockholders' Agreement represents approximately 84% of the voting power of the Issuer.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - List of Parties to the Stockholders' Agreement

## Signatures
- Gary M. Lauder: /s/Gary M. Lauder, Gary M. Lauder (02/10/2025)